Exhibit 99.1

Ballard Announces Q1 2019 Results Conference Call

VANCOUVER, April 11, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) will hold a conference call on Thursday, May 2, 2019 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2019 operating results.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com

CO: Ballard Power Systems Inc.

CNW 13:30e 11-APR-19